EXHIBIT 99.6

FOURTH AMENDMENT TO THE
DELL FINANCIAL SERVICES 401(K) PLAN

     This Fourth Amendment to the Dell Financial Services 401(k) Plan (hereinafter referred to as “Plan”) is hereby executed and adopted on this 12th day of December, 2003, by Dell Financial Services L.P. (hereinafter referred to as the “Employer”).

WITNESSETH

Whereas, the Employer has heretofore maintained and administered the Plan and related Trust, in a manner intended to ensure that the Plan continues to qualify under Code sections 401(a) and 501(a) of the Internal Revenue Code of 1986; and

WHEREAS, the Employer reserved the right to amend the Plan; and

WHEREAS, the Employer desires to amend the Plan to credit service for employees with a change in employment status;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the Employer hereby amends the Plan, notwithstanding any other provisions of the Plan to the contrary, as follows:

I.

Effective February 2, 2004:

Section VIII. of the Adoption Agreement is amended by the addition of the following subsection F:

F.	Effective February 2, 2004, Employees who transfer employment from the Employer to Dell Computer Corporation on February 2, 2004, shall continue to receive credit for purposes of vesting for their future Years of Service with Dell Computer Corporation under this Plan, as long as they maintain their Account balance in this Plan.

II.

In all other respects the Plan is hereby ratified and affirmed.

IN WITNESS WHEREOF, the Employer has caused this Fourth Amendment to be executed this 12th day of December, 2003.

EMPLOYER:
Dell Financial Services L.P.

By: /s/ J. KEVIN NATER

Title: CEO